United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: 3M Company

Name of persons relying on exemption: he Shareholder Commons Inc.

Address of persons relying on exemption: PO Box 7545, Wilmington, Delaware 19803-545

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

SHAREHOLDER REBUTTAL TO 3M CCOMPANY

The Shareholder Commons urge you to vote FOR Proposal 6 on the proxy, the shareholder proposal requesting that 3M Company (“3M” or the “Company”) convert from a conventional corporation to a public benefit corporation (PBC).

The Shareholder Commons is a non-profit organization that seeks to shift the paradigm of investor thinking away from a narrow and harmful focus on individual company value towards a systems-first approach to investing that better serves beneficiaries.

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Summary

Proposal

The Proposal requests the board of directors to take steps necessary to convert 3M to a public benefit corporation (PBC). A PBC operates just like a conventional corporation, except that it can make decisions that promote the interests of stakeholders, such as employees and communities, without having to justify those decisions as also advancing shareholders’ interest in receiving profits and financial gains from the corporation.

Management Misses the Point

The purpose of the Proposal is to address a tension between the need for corporations to authentically account for all their impacts and a perceived legal requirement to privilege financial return to shareholders over any other stakeholder interest. The Proposal’s suggested resolution—conversion to a public benefit corporation—has been celebrated by Leo Strine, the leading corporate commentator of his generation and the former Chief Justice of Delaware, the state in which 3M is incorporated. Chief Justice Strine has argued that conversion to PBC status could resolve the contradiction between the company-first shareholder primacy of conventional corporation law and the need for corporations to account for the full impact of their business operations:

So how to resolve this legal impasse? A recent innovation offers a sensible answer. … [T]he benefit corporation — [] puts legal force behind the idea that a business should have a positive purpose, commit to do no harm, seek sustainable wealth creation, and treat all its stakeholders with equal respect.1

In its opposition statement, 3M demonstrates that it has not even considered the gap between what it can do to address stakeholder interests in its current, conventional corporate form and what it would be able to do as a PBC.

Why You Should Support this Resolution

Almost all of 3M’s shareholders are diversified investors who depend on an economy that succeeds for everyone over the long term. As a PBC, 3M will be able to account directly for the long-term risks created by corporate decisions that affect multiple stakeholders and the overall economy, something it cannot do now. This flexibility will allow 3M to protect you as a diversified shareholder by limiting activities that undermine the healthy systems necessary for a successful economy, even if such limits have not been justified based on their anticipated impact on the Company’s own long- or short-term rates of return. As a conventional corporation, directors may fear they will breach their fiduciary duties if they make decisions that might undercut the individual company’s financial returns for the sake of broader market or systemic concerns.

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1 Robert G. Eccles, Leo E. Strine, and Timothy Youmans, 3 Ways to Put Your Corporate Purpose into Action, Harvard Business Review (May 13, 2020), available at https://hbr.org/2020/05/3-ways-to-put-your-corporate-purpose-into-action.

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Why the PBC structure is better for 3M shareholders

Conventional corporate law is interpreted to require corporations to prioritize the interests of their shareholders in financial returns from the company. As a leading Delaware law firm explained, “If the interests of the stockholders and the other constituencies conflict… the board’s fiduciary duties require it to act in a manner that furthers the interests of the stockholders.”2 This rule, called “shareholder primacy,” has been interpreted by the courts to require a company to optimize long-term financial returns to shareholders, ultimately received through dividends, buybacks, and stock appreciation. But this company-first approach fails to recognize that an individual company may profit from activity that undermines the social and environmental fabric upon which the vast majority of diversified shareholders depend. And it is this approach that has driven 3M to declare that it will only reduce emissions to the extent it can do so while delivering “higher returns.”

The Problem with Company-First Shareholder Primacy

The tension between company-first shareholder primacy and the needs of diversified investors is demonstrated by a recent study, which determined that publicly listed companies imposed impose social and environmental costs on the economy equal to more than half of their profits. Those costs—$2.2 trillion annually—equal more than 2.5% of global GDP.3 From the point of view of a diversified shareholder, these companies are only half as valuable as their income statements would indicate.

As a conventional corporation, 3M is bound to participate in this shell game, making profits that optimize its long-term profitability even while engaging in activities that put the global economy at risk. To the extent that 3M creates economic costs that lower GDP, the value of shareholders’ portfolios is reduced. Thus, by requiring 3M to prioritize financial return to shareholders above all else, the fiduciary requirements of conventional corporation law threaten the Company’s own shareholders, the vast majority of whom are diversified.4 In other words, while 3M may increase its isolated return to shareholders by applying the company-first shareholder primacy model and neglecting the costs that it externalizes, its diversified shareholders will ultimately pay these costs.

The PBC Form Creates Obligations that Protect Diversified Shareholders

In contrast to a conventional corporation, which must operate under the company-first shareholder primacy model, a PBC is expected to operate in a “responsible and sustainable manner,”5 and to balance three considerations:

1.	The shareholders’ financial interests;

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2 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/harringtonjpmorgan020121-14a8.pdf

3 Andrew Howard, SustainEx: Examining the social value of corporate activities, Schroders (April 2019), available at https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf.

4 Indeed, as of March 15, 2021, 3M’s top three holders of its shares were mutual fund companies with indexed or otherwise broadly diversified portfolios.

5 8 Del. C. §362.

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2.	The best interests of those materially affected by the corporation’s conduct; and

3.	A public benefit or benefits specified in the corporation’s certificate of incorporation.[6]

This new obligation would allow 3M to prioritize interests of stakeholders, who can be affected by externalized costs. This change in focus would permit 3M, as a PBC, to reduce its external costs in a manner that is optimized for healthier systems and better financial returns for diversified shareholders, rather than optimizing for its own internal rate of return.

How the New Obligations Could Affect 3M

Inequality

3M has 96,902 full-time, part-time, temporary, and seasonal workers, the median compensation for whom was $67,109 in 2020. 3M’s CEO received $20,700,347 in compensation that year, so that the CEO’s compensation was 308 times that of the median employee. This lacuna is indicative of growing inequality around the world.

Indeed, another shareholder has separately proposed (Item 5 in the Proxy Statement) that the Company account for the compensation of all employees when setting CEO compensation. As that shareholder explains:

In 2019, the average S&P 500 CEO made 264 times that of their median employee. For our Company, the CEO/median employee ratio calculated in 2019 was 319 to 1. According to the 2006 report The State of Working America the ratio of CEO pay to average worker pay has risen from 35 to 1 in 1979, to 71 to 1 in 1989, to 248 to 1 in 1998. The current system of determining CEO compensation without taking into account the pay of average company employees has led to glaring inequality between the workers who make our company what it is and the person who sits at the top.

Inequality not only harms employees and their families, but also degrades social systems and communities. According to the Economic Policy Institute, income inequality is slowing U.S. economic growth by reducing demand by 2-4%.7 This drag on GDP directly reduces the return on a diversified portfolio over the long term.8

To date, while the Company may have taken steps to address inequality, it has done so within the confines of company-first shareholder primacy. Addressing inequality may not always align with an interest in increasing company financial return, and in the face of such conflicting interests, the Board will be obligated to privilege financial return until 3M becomes a PBC.

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6 8 Del. C. §365.

7 Josh Bivens, Inequality is slowing U.S. economic growth: Faster wage growth for low- and middle-wage workers is the solution, Economic Policy Institute (December 12, 2017), available at https://www.epi.org/publication/secular-stagnation/. See also Heather Boushey, Unbound: How Inequality Constricts Our Economy and What We Can Do about It (2019).

8 Ibid n. 3.

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Toxic Chemicals

3M was a leading producer of toxic per- and polyfluoroalkyl substances (PFAS) for decades, which it used to manufacture nonstick and stain-resistant coatings for use in products such as Teflon and ScotchGard. PFAS cause numerous adverse health effects, according to the U.S. Environmental Protection Agency.9 3M was aware of these issues for decades, but hid the information.10 Currently, 3M has a website called “The Facts on PFAS” that downplays the concern.11

In February 2021, the Biden administration announced the initiation of new actions regarding these chemicals.12 In response, the Company said, “3M continues to support SDWA [Safe Drinking Water Act] regulations for PFOA and PFOS that are based on the best available science. As stated before Congress in 2019, we support federal regulations for PFAS that are rooted in the sound science and follow NAS standards and protocols. We welcome EPA’s announcement that it will move forward with the regulatory process for PFOA and PFOS under the SDWA and look forward to sharing our perspectives and research with the Administration.”13 Finally, on April 27, the EPA Administrator announced a new EPA Council on PFAS.”14 Yet these regulations could prove very costly to 3M, and it may continue to fight rules that reduce its profitability, even if they protect the planet.15

As a conventional corporation, 3M is required to review issues around these and other chemicals through a company-first, financial return lens, rather than accounting for the pernicious effects its operational and political influence strategies may have on the stakeholders and the diversified shareholders dependent on a resilient environment. By converting to a PBC, 3M will be able to cooperate in resolving these issues in a manner that preserves critical social and environmental systems, even if the resolution reduces financial return.

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More generally, as a PBC, 3M could take actions that reduce any number of externalities in order to improve local and global economies and returns to diversified shareholders even if the actions reduced its long-term internal rate of return. Such actions might involve unilateral reduction of production, an authentic political and public influence program that supported limits on chemical emissions, or following extra-legal guardrails mediated by shareholders, industry groups, or others. As a PBC, 3M would not be obligated to take these actions, but it would have the option to do so, expanding the range of choices available to the board and management to authentically protect the broad interests of its diversified shareholders and other stakeholders.

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9 U.S. Environmental Protection Agency https://www.epa.gov/pfas (last visited April 27, 2021). Health effects include developmental defects in fetuses, testicular and kidney cancer, liver tissue damage, immune system and thyroid effects, and changes in cholesterol.

10 3M Knew About the Dangers Of PFAs And PFOs Decades Ago, Internal Documents Show, The Intercept (July 31, 2018) https://theintercept.com/2018/07/31/3m-pfas-minnesota-pfoa-pfos/ (last visited April 28, 2021).

11 https://www.pfasfacts.com/ (last visited April 28, 2021).

12 https://www.epa.gov/newsreleases/epa-takes-action-address-pfas-drinking-water (last visited April 28, 2021).

13 https://news.3m.com/English/3m-stories/3m-details/2021/3M-Responds-to-Biden-Administration-PFAS-Actions/default.aspx (last visited April 28, 2021).

14 https://www.epa.gov/newsreleases/epa-administrator-regan-establishes-new-council-pfas (last visited April 28, 2021

15 Brian Sozzi, Why 3M is spending $1 billion to help improve Mother Earth (February 16, 2021) (“3M has been hit with lawsuits on PFAS, and Wall Street remains concerned about a large liability if the Biden administration deems the chemicals hazardous.”) https://finance.yahoo.com/news/why-3-m-is-spending-1-billion-to-help-improve-mother-earth-211848269.html (last visited April 27, 2021).

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Signing the BRT Statement alone does not address company-first shareholder primacy

3M’s Commitment under the BRT Statement

In August 2019, the Company made a commitment to stakeholders by signing the Business Roundtable Statement on the Purpose of a Corporation (the BRT Statement).16 That commitment will remain an empty promise unless 3M becomes a PBC.

Specifically, the statement says, “While each of our individual companies serves its own corporate purpose, we share a fundamental commitment to all of our stakeholders,” including customers, employees, suppliers, and the communities in which companies work. Were 3M able to authentically adhere to the BRT Statement, it could address some of the problems created by company-first shareholder primacy. However, as explained above, the legal rules that govern 3M have been authoritatively interpreted to require it to subordinate important stakeholder interests when they diverge from those of the shareholders.

As a conventional corporation, 3M cannot shake the specter of company-first shareholder primacy and the constant concern that any significant decision it makes must be consistent with optimizing its financial return. Thus, the BRT Statement accomplishes little, but it does leave 3M vulnerable to the charge of hypocrisy and violation of trust, because it has publicly made a pledge that it cannot adhere to consistently when profits and systemic risks collide.

Conversion to a PBC would allow 3M to follow through on the BRT Statement, improve the lives of its stakeholders, and increase the long-term value of the portfolios of its diversified shareholders. It will be able to focus on the creation of real value for all stakeholders and reject profits that come from the exploitation of vulnerable populations and common resources. Indeed, because it will be able to give full weight to stakeholder concerns, 3M will earn their trust and loyalty in a manner not available to companies that follow a company-first shareholder primacy model.17

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16 https://system.businessroundtable.org/app/uploads/sites/5/2021/02/BRT-Statement-on-the-Purpose-of-a-Corporation-Feburary-2021-compressed.pdf

17 See Frederick Alexander, Benefit Corporation Law and Governance: Pursuing Profit with Purpose p. 48 (2018) (“The Paradox of the Value of Commitment: The Concession that Isn’t”).

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Reaction to the BRT Statement Confirms the Advisability of Converting to a PBC

The reaction to the BRT Statement’s issuance revealed a degree of skepticism that turned out to be well placed. One skeptical commentator noted that “For many of the BRT signatories, truly internalizing the meaning of their words would require rethinking their whole business.”18 Others noted the importance of the change, but also that it was meaningless without ending shareholder primacy:

Ensuring that our capitalist system is designed to create a shared and durable prosperity for all requires this culture shift. But it also requires corporations, and the investors who own them, to go beyond words and take action to upend the self-defeating doctrine of shareholder primacy.19

Still others viewed the entire exercise as a PR stunt, and one that ultimately could harm the very stakeholders the BRT Statement purported to support. “The statement is largely a rhetorical public relations move rather than the harbinger of meaningful change,” asserted a Harvard Law School article, noting that the incentives CEOs face had not changed, so neither would their behavior.20

Sadly, evidence of the false promise of the BRT Statement has begun to emerge. For example, Wharton management professor Tyler Wry compiled data on signatories’ behavior through the early stages of the COVID-19 pandemic to see if they were “living up to their word.” He found quite the reverse, as a recent article explains:

As COVID-19 spread in March and April, did signers give less of their capital to shareholders (via dividends and stock buybacks)? No. On average, signers actually paid out 20 percent more of their capital than similar companies that did not sign the statement. Then, as the coronavirus swept the country, did they lay off fewer workers? On the contrary, in the first four weeks of the crisis, Wry found, signers were almost 20 percent more prone to announce layoffs or furloughs. Signers were less likely to donate to relief efforts, less likely to offer customer discounts, and less likely to shift production to pandemic-related goods.21

But PBC conversion represents a real solution, as Justice Strine noted in the article quoted earlier in this document.

3M’s opposition statement

The Company’s opposition statement to the Proposal does not address the underlying question of whether converting to PBC status will benefit its shareholders. Its claim that its existing commitments and practices already address the proposal’s underlying objectives is misleading because it can only consider stakeholders as part of a company-first analysis.

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18 Andrew Winston, Is the Business Roundtable Statement Just Empty Rhetoric?, Harvard Business Review (August 30, 2019), available at https://hbr.org/2019/08/is-the-business-roundtable-statement-just-empty-rhetoric.

19 Jay Coan Gilbert, Andrew Kassoy, and Bart Houlahan, Don’t believe the Business Roundtable has changed until its CEOs’ actions match their words, Fast Company (August 22, 2019), available at https://www.fastcompany.com/90393303/dont-believe-the-business-roundtable-has-changed-until-its-ceos-actions-match-their-words.

20 Lucian Bebchuk and Roberto Tallarita, The Illusory Promise of Stakeholder Governance, Harvard Law School Forum on Corporate Governance (March 2, 2020), available at https://corpgov.law.harvard.edu/2020/03/02/the-illusory-promise-of-stakeholder-governance/.

21 Jerry Useem, Beware of Corporate Promises: When firms issue statements of support for social causes, they don’t always follow through, The Atlantic (August 6, 2020), available at https://www.theatlantic.com/ideas/archive/2020/08/companies-stand-solidarity-are-licensing-themselves-discriminate/614947/.

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3M’s claims that there is no need to become a PBC because it is “already carrying on its purpose-driven mission by taking all stakeholders into consideration in our long-term strategies and business operations, and living the five principles of the BRT Statement, all of which are consistent with the General Corporation Law of Delaware under which 3M is organized.” This statement misses the critical difference between PBCs and conventional corporations. Any such activity by a conventional corporation like 3M must be in service of financial return. In contrast, PBC directors can consider the ultimate effect of their decisions on stakeholders as ends in themselves.

3M enumerates a number of stakeholder concerns that it purports to address. This proposal in no way suggests that these initiatives are insignificant, or that they do not produce real-world benefits. Rather, it recognizes the fact that 3M is limited in its pursuit of these initiatives by its obligation to prioritize financial return to shareholders above all else. Thus, consideration of stakeholders as 3M now practices it and as it would be practiced by a PBC are completely different. The opposition statement does not reflect any consideration of this distinction.

Conclusion

Please vote FOR Proposal 6

By voting FOR Proposal 6, shareholders can urge 3M to become a PBC, as hundreds of companies have already done. Becoming a PBC will permit 3M to better serve the needs of its diversified shareholders and directly account for the critical social and environmental systems upon which a thriving economy depends. The stakeholder orientation permitted by the PBC form is more likely to create value for diversified shareholders than the prevailing “profit at any cost” approach that imposes substantial costs on those same shareholders.

Simply signing the BRT Statement is not sufficient to create the type of corporation that can authentically serve the needs of all stakeholders and prevent the dangerous implications of company-first shareholder primacy.

The Shareholder Commons urges you to vote FOR Proposal 6 on the proxy, the Shareholder Proposal requesting the Board to convert 3M to a Public Benefit Corporation at the 3M Company Annual Meeting on May 11, 2021.

For questions regarding 3M Corp., Proposal 6 – submitted by John Montgomery as trustee of The John Bishop Montgomery Trust, please contact Sara E. Murphy, The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

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